UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

SCIENTIFIC INDUSTRIES, INC.

(Name of Issuer)

Common stock, par value $0.05 per share

(Title of Class of Securities)

808757108

(CUSIP Number)

Roy T. Eddleman, Trustee

Roy T. Eddleman Trust UAD 8-7-2000

c/o Istvan Benko

TroyGould PC

1801 Century Park East

Suite 1600

Los Angeles, California 90067

(310) 553-4441

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 808757108	13D	Page 1 of 3 Pages

1	NAME OF REPORTING PERSON Roy T. Eddleman, Trustee, Roy T. Eddleman Trust UAD 8-7-2000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,127,264 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,127,264 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,127,264 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 39.74%
14	TYPE OF REPORTING PERSON IN

(1)	Consists of 1,232,888 shares of common stock and two immediately exercisable warrants to purchase 683,850 and 210,526 shares of common stock.

CUSIP No. 808757108	13D	Page 2 of 3 Pages

The Reporting Person, Roy T. Eddleman, Trustee, Roy T. Eddleman Trust UAD 8-7-2000 (the “Reporting Person”), hereby amends his Schedule 13D relating to the common stock, par value $0.05 per share, of Scientific Industries, Inc., a Delaware corporation (the “Issuer”).

Explanatory Note

This Amendment No. 3 (this “Amendment No. 3”) is made solely to correct a typographical error appearing in footnote 1 on page 1 of Amendment No. 2, filed with the Securities and Exchange Commission on May 7, 2021 (“Amendment No. 2”). Specifically, the number of shares of common stock the Reporting Person may purchase pursuant to the second warrant mentioned in footnote 1 on page 1 is 210,526, and not 421,052, as reported in Amendment No. 2. To correct the clerical error discussed above, page 1 of Amendment No. 2 is hereby amended and replaced in its entirety by page 1 of this Amendment.

Except as set forth herein, this Amendment No. 3 does not modify any of the information previously reported by the Reporting Persons in Amendment No. 2.

CUSIP No. 808757108	13D	Page 3 of 3 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2021	ROY T. EDDLEMAN, TRUSTEE
Roy T. Eddleman, Trustee
Roy T. Eddleman Trust UAD 8-7-2000